16

05008586

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Deer Creek Energy Ltd

*CURRENT ADDRESS

PROCESSED

JUN 0 7 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34856 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/7/05

DEER CREEK
Energy Limited

Building a Pure Oil Sands Company
One Step at a Time



2004 Annual Report

The scope.


S
W
E
N

Contents



We are a multi-stage, pure oil sands company.

Deer Creek is a Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through Steam Assisted Gravity Drainage (SAGD) and mining extraction methods.

With approximately eight billion barrels of bitumen-in-place, Deer Creek's Joslyn Project is estimated to contain over two billion barrels of recoverable bitumen.

The combination of SAGD and oil sands mining recovery provides the unique business opportunity to deliver long-term growth with the production potential from the Joslyn Project of 240,000 barrels of bitumen per day.

Deer Creek holds an 84 percent working interest in, and is the operator of, the Joslyn Project.

All references to the Joslyn Project are gross numbers unless otherwise noted.

The execution: meeting targets

Deer Creek achieved significant milestones in 2004 with both the SAGD Phase I facility completed on budget and start up and initial production on schedule.

	1999 – 2003	2004	2005
UPGRADING			Begin project study for future development.
MINING	Continued reservoir and geological studies that identified the potential mining opportunity on the east side of the lease.	Completed preliminary feasibility study, signed major engineering contracts and initiated environmental impact assessment (EIA) and mine planning to support the completion of a regulatory application for the first 100,000 barrels of bitumen per day.	Mine planning is underway and the EIA will be completed for the mine application to be submitted by late 2005 or early 2006.
SAGD	The successful pilot project between 1998 and 2001 tested SAGD oil recovery technology and confirmed positive well performance sufficient to proceed with the development of the Joslyn Project.	The SAGD Phase I facility completion was the first step in creating a large-scale commercial bitumen operation and validated the staged development for capital-intensive projects.	Commence the construction of SAGD Phase II facilities and pipeline. Finalize the preparation of and submit regulatory application for an additional 15,000 barrels of bitumen per day – SAGD Phase IIIA.
DEFINING THE RESOURCE	The well database grew to more than 370 wells and over 520 kilometres of geophysical surveys were acquired.	The well database grew to 650 wells and 720 kilometres of geophysical surveys supporting an independent reserve and resource assessment of two billion barrels of recoverable bitumen.	Continue to delineate the bitumen resources and the well database grows to more than 800 wells and supports 16 wells per section in the primary SAGD development and north mining areas.

Year	1999 – 2003	2004	2005
Forecast Exit Production (barrels of bitumen per day)	0	200 Actual	600

Activities planned for 2005 include construction of the SAGD Phase II facilities, expansion through preparation of regulatory applications for 115,000 barrels of bitumen per day and enhancing the effectiveness of our recovery plans by identifying, testing and implementing technological improvements that will benefit shareholders and other stakeholders.

2006 – 2007	2008 – 2009	2010 – 2020
Determine upgrading solution and commence pre-planning for project approval.	Environmental and regulatory approval process is underway.	Project application is submitted for approval. Typical three-year construction window provides upgrading target of 2013.
Finalize 100,000 barrels a day mine application with regulatory approval expected in 2007. Begin design basis memorandum (DBM) and obtain regulatory approval.	Obtain project financing and commence construction of Mine Phase I.	Mine Phase I reaches peak production of 50,000 barrels of bitumen per day in 2011. Mine Phase II reaches peak production in 2014. Regulatory application to be submitted by 2012 for second 100,000 barrels per day expansion in 2016-2020.
Commence SAGD Phase II oil production. Anticipate SAGD Phase IIIA regulatory approval, finalize cost estimate, obtain project financing and commence production in late 2007. Submit regulatory amendment for an additional 15,000 barrels of bitumen per day – SAGD Phase IIIB.	Target construction of SAGD Phase IIIB to be completed and first steam starting in 2009. Continued ramp up of production toward design capacity of 40,000 barrels per day.	
Further drilling in the south mine area to progress the mine plan and in the SAGD area to fine tune well trajectories.		
10,000 – 12,000	25,000 – 30,000	60,000 – 240,000

The people.


We have a team in place that can execute our strategy and see our goals achieved.

Clockwise from top left: Ray Reipas, General Manager, Mining; Gary Purcell, Vice President, Business Development; Mark Montemurro, Vice President, Thermal; John Kowal, Vice President Finance and Chief Financial Officer; Karen Lillejord, Controller; Glen Schmidt, President and Chief Executive Officer; Don Riva, Vice President, Mining.

Q Deer Creek is described as a unique, pure oil sands company. What does that mean and how will Deer Creek deliver value?

Deer Creek has the unique opportunity to develop the Joslyn Project and recover its resources using a combination of SAGD and mining extraction methods. *In situ* resources represent 80 percent of the available oil sands resources in Alberta. Mining developments have demonstrated successful long-term, large-scale projects. Deer Creek is developing skills to become successful at both SAGD and mining. Deer Creek's strengths are the Joslyn Project, our disciplined strategy and our highly experienced team. This combination of assets, key people and staged strategy will deliver value as we maximize the recovery of our resource from the Joslyn Project and create the scale and capacity to be one of the few large-scale operators in the oil sands fairway. Deer Creek can deliver this value in a disciplined and deliberate staged development that meets the interests of shareholders, regulators and other stakeholders.

Q Recently, there has been a lot of interest in oil sands. How is the oil sands industry developing and how does this impact Deer Creek?

It's becoming clear that people are recognizing the vast potential of Alberta's oil sands. In a world of global demand increases of close to two percent per year and political instability, oil price expectations for increased prices have grown despite increased efforts from major producers to replace depleting production. The oil sands are a known world-scale resource in a politically stable country. Deer Creek has an attractive, well-defined resource base that can be continuously developed with steady production for more than 30 years. Developing oil sands resources takes time with project cycle times of four to six years. Over the past six years, Deer Creek has positioned the Joslyn Project for advancement and is among only a handful of large-scale projects available for near-term development.

Q Deer Creek's business philosophy of 'One Step at a Time' is interesting. Why is it important to your strategy?

By dividing our development into manageable sized pieces, Deer Creek executes 'One Step at a Time'. We believe that value is delivered by successful execution. To deliver value, we will demonstrate execution at each step and work on what we can control. Breaking down the project into manageable phases allows Deer Creek to manage the operational, human resource, and financial requirements as our company grows in scale and complexity. As a smaller company we need to approach the business in a different way that requires competitive and entrepreneurial skills. A stepped approach that incorporates efficiency gains from industry experiences and technological improvements will better manage risk and deliver a more technically advanced and cost-effective project which will enhance overall growth and value.

Q Deer Creek is a small company. Does it have the level of experience to execute its strategy?

Yes. Deer Creek is currently smaller in scale and that is why we have approached the business differently. The leadership provided by our very experienced and knowledgeable management team and Board of Directors strengthens our ability to execute our business plan. Oil sands SAGD and mining recovery are not like conventional oil and gas and our people need to think differently because of that. This talent is hard to find in our industry but we have gathered a strong management and operations team with experience from major oil sands projects including SAGD projects at Senlac, Christina Lake, Surmont, Kirby and mining projects at Steepbank, Millennium, Alsands and Albian. People are what will drive the implementation of new technologies, operational efficiencies and cost controls that will achieve the performance we desire from our assets and enable Deer Creek to execute our strategy.

We have gathered a strong management and operations team with experience from major oil sands projects including SAGD projects at Senlac, Christina Lake, Surmont, Kirby and mining projects at Steepbank, Millennium, Alsands and Albian.

Q How is technological enhancement important to your strategy?

The application of technological advances will help deliver cost control, operational efficiencies and environmental performance. Our strategy allows for continuous evaluation, which incorporates technological enhancements to be layered for a more robust and cost-effective project as we expand.

We are working to improve the long-term economics of SAGD by testing and adapting new and proven concepts in water treatment, pumping systems, and drilling and completion advancements unique to low pressure reservoirs. Additionally, we are currently testing alternative fuel technology at our plant site to reduce our reliance on natural gas for steam generation. We have also identified technical advances for mining that can make a step change in mining production processes. The opportunities in the areas of primary bitumen separation, bitumen froth cleaning and tailings management, directly impact local stakeholders, shareholders and regulators as we focus on increased resource recovery, lower operational costs and better environmental performance. We believe these enhancements will significantly add value and demonstrate an effective strategy.

Q What are some of the accomplishments for Deer Creek in 2004?

2004 was a pivotal year for Deer Creek. We achieved many milestones over the year including our most active drilling program, completion of our initial public offering (IPO) and credit facility, expansion of our team, and advancement of all phases of our business plan. We are particularly proud of the SAGD Phase I facility completion and start up, being on time and on budget, and commencement of production from our initial well pair. Year end exit production was 200 barrels of bitumen per day. We are optimistic about SAGD technology and in November we announced the acceleration of SAGD Phase II after regulatory approval and successfully raising $225 million in debt and equity financings. During the year we completed our mine preliminary feasibility study and announced a major engineering contract to assist in the completion of a mine regulatory application for the first 100,000 barrels of bitumen per day.

Q What are some of the key developments we should expect from Deer Creek in 2005?

During the year we expect to announce the next era of growth with 115,000 barrels of bitumen per day in regulatory applications and the completion of construction for SAGD Phase II. Our number one priority for 2005 is to ensure SAGD Phase II is constructed according to plan, completed on schedule and within budget with first steam expected in early 2006. In March 2005, we submitted the regulatory application for the next SAGD expansion phase of 15,000 barrels of bitumen per day and we expect approval in early 2006. The mine application for the first 100,000 barrels of bitumen per day is expected to be submitted in late 2005 or early 2006.

2005 Milestones

- Reach peak production from SAGD Phase I of 600 barrels of bitumen per day.
- Complete the remaining 180 wells of the 270 well winter drilling program.
- Construct SAGD Phase II according to plan, complete on schedule and within budget.
- File SAGD Phase IIIA regulatory application for 15,000 barrels of bitumen per day expansion.
- Complete mine application and environmental impact assessment for first 100,000 barrels of bitumen per day.

Q What is Deer Creek's 2005 capital program?

Deer Creek's 2005 capital program is forecast to be approximately $160 million to $170 million. The majority of the program will be spent on SAGD Phase II where we will invest roughly $136 million primarily on facilities and the drilling program. This is slightly higher than originally forecast due to the technological enhancements we have incorporated into our facility design, increased industry costs and the acceleration of the SAGD drilling program. SAGD Phase IIIA and mining expenditures total $9 million, lease delineation is $9 million, with the balance of the program supporting general corporate studies and initiatives.

Q The mine project seems many years away. How active is Deer Creek with this phase of development?

We are very active on the mining front. Deer Creek intends to stage the development of the mine over four phases. Our first phase will be producing in 2010 which is only five years away and not that long relative to the oil sands. During 2004, we completed the preliminary feasibility analysis and additional studies for mine planning. An updated mine plan and environmental impact assessment, together with a socio-economic analysis, will be completed in 2005 to support the regulatory application. Work will commence on detailed engineering while the regulatory approval process continues. Once expected approval is received in 2007, a detailed cost estimate will be completed for presentation to the Board of Directors for project sanctioning. Construction is expected to commence in 2008. This is a busy timeframe and not a long way off at all.

Q How do you plan to leverage your strategy to grow your business outside of the Joslyn Project?

The first part of leverage is derived from the cost efficiencies achieved from expanding our SAGD business and capturing improvements in technology. This requires building an optimal operational model that will allow future expansion opportunities to be exploited in the Athabasca region. Our mine is only one of four undeveloped mining opportunities currently identified in Alberta's oil sands. The growth of the mine will provide the scale necessary to secure additional opportunities in the fairway to develop SAGD projects for long-term growth. We have the ability to become very good at what we do and be positioned as one of the few experienced operators that can exploit Alberta's vast oil sands resource. As we grow our development, we will form an upgrading solution that will address the evolving and expanding market. We expect that less than ten percent of our resource will be sold as a bitumen blend before we reach this decision point. For Deer Creek, staying focused on our strategy of 'One Step at a Time' will present the most promising path forward as we select options that will deliver value to our shareholders.

The Joslyn Project

The staged development of the Company's vast oil sands will support production potential of 240,000 barrels of bitumen per day.

The estimated life [illegible] Joslyn Project [illegible] more than 30 years, encompassing four phases of SAGD recovery and four phases of oil sands [illegible]

In oil sands development bitumen is extracted in two ways: through surface mining or *in situ* recovery.

Deer Creek's Joslyn Project includes oil sands leases 24 and 74, which encompass approximately 50,000 acres north of Fort McMurray and are estimated to contain approximately eight billion barrels of bitumen-in-place. The Project is suitable for both *in situ* and mining techniques.



DEER
CREEK
Fort McKay
Athabasca River
Fort McMurray
Fort McMurray
Edmonton
Calgary

Deer Creek is the operator of the Joslyn Project with an 84 percent working interest. The Company expects to produce approximately 25 percent of the potential recoverable resources through Steam Assisted Gravity Drainage (SAGD) technology and 75 percent by surface mining and extraction methods.

The fundamental philosophy that drives our business is building the Joslyn Project 'One Step at a Time', in manageable phases. This approach allows the Company to review, select and incorporate options at each step that will generate the greatest value for shareholders. We will be able to continually evaluate our progress, while adjusting the design and incorporating technological improvements.

The ultimate goal of this strategy is to build a cost-effective and environmentally sound oil sands project. We believe that the final project will serve as a model for efficient oil sands operations and will be a competitive advantage in exploiting smaller SAGD opportunities in the Athabasca region.

Deer Creek's approach of focusing on staged operations is also appropriate for considering the rapid changes being made to the upgrading, pipelining and refining sectors.

2004 Accomplishments

- **Extensive core hole drilling program of 280 wells**
- **Completion of SAGD Phase I facility on budget, with start up and initial production on schedule**
- **Completion of mine preliminary feasibility study**
- **Regulatory approval and project sanctioning of SAGD Phase II**
- **Expanded technical and operational teams**
- **Completed $160.6 million IPO, $65.0 million credit facility and listed on the TSX**
- **Awarded engineering services contract for mine development**
- ***Increased Company reserves and resources by 9 percent to 1,792 million barrels of bitumen***

The Company will concentrate on reducing the cost of extraction and maximizing the recovery of our bitumen resource. Our original development plan envisions adding an upgrading component when production reaches 140,000 barrels per day. However, it may make sense to add upgrading much earlier. The Company will work with other oil sands producers in the area to monitor developments in synthetic crude and bitumen production and upgrading, as well as changes in the transportation and refining sectors.

Development Plan

[illegible]	[illegible]	Start up*	Full Production*
SAGD Phase I	600	Q2 2004	2005
SAGD Phase II	10,000	Q1 2006	2007
SAGD Phase IIIA	15,000	2007	2008
SAGD Phase IIIB	15,000	2009	2010
Mine Phase I	50,000	2010	2011
Mine Phase II	50,000	2013	2014
Mine Phase III	50,000	2016	2017
Mine Phase IV	50,000	2019	2020

* *Start up for the SAGD phases of the Joslyn Project refers to first steaming, with full production expected 12-18 months after start up. Start up for the mining phases of the Joslyn Project refers to initial extraction, with full production expected six months after start up.*


R.13
R.12
R.11
R.10W4
T.96
T.95
T.94
SAGD
Athabasca River

Deer Creek has both SAGD and mining opportunities and is the operator of the Joslyn Project. The boundary between the proposed surface mine and the SAGD operation has been deliberately chosen based on our understanding of the resource and corresponds to the intended method of production or extraction.

Quantifying our Reserves and Resources



Joslyn's well database has grown to over 800 wells plus 720 kilometres of geophysical data and supports an independent reserves and resources assessment of over two billion barrels of recoverable bitumen.

Over the last six years, the Company has increased its resource base with data obtained from geophysical surveys and core hole drilling programs on its leases.

In 2004 the Company increased its reserves and resources by [illegible] percent from 2003.

Lease Delineation

Deer Creek's Joslyn Project covers more than 50,000 acres and comprises leases 24 and 74. (In November 2004, the Company received approval to convert permit 70 to lease 74.) Over the last six years, the Company has increased its resource base with data obtained from geophysical surveys and core hole drilling programs on its leases that have increased the well data base to more than 800 wells plus 720 kilometres of geophysical data.

This data is essential to understanding the bitumen resource deposit and together with geological and reservoir studies, provides information that identifies and describes the oil sands deposits and well development architecture.

In 2004, Deer Creek completed a very active drilling program with approximately 280 wells spread over the SAGD and mine areas. Over the past three years, Deer Creek's drilling program has averaged approximately $55,000 per core hole despite increased industry activity and cost pressures. The Company completed an additional 183 delineation wells in early 2005 to finish the winter 2004-2005 program of roughly 270 wells, increasing the well database to more than 800 wells.

Deer Creek's lease delineation after the completion of this program is approximately 16 wells per section in both the primary SAGD area and the initial mining area on the northeast side of the lease.

In addition, in early 2004 Deer Creek completed 100 kilometres of geophysical survey work in the primary SAGD development area. In late 2004, the Company acquired a further 34 kilometres of geophysical data in the mine area.



Core hole rig on the Deer Creek lease.

This program, together with the drilling information, supports the necessary reservoir description used in the SAGD Phase IIIA regulatory application as well as the mine geological report and mineable resource estimates required for mine planning.

Reserves and Resources

Deer Creek's significant oil sands resource offers a rare combination of both SAGD and mining. Our business strategy is focused on maximizing the development of this large resource while building on current technology and protecting our shareholders' investment.

The oil sands reserves and resources underlying the Joslyn Project are contained within the McMurray formation.

At December 31, 2004, Deer Creek's net probable plus possible reserves and best estimate contingent resources before royalties totaled 1,792 million barrels of bitumen, up 9 percent from 2003.

The Company's estimated bitumen reserves and resources at year end 2004 were evaluated by independent engineers and in accordance with securities legislation. Detailed disclosure of reserves and resources are included in the Company's Annual Information Form. The Summary of Bitumen Reserves and Resources is an excerpt of the data contained in the Annual Information Form available on SEDAR.

Drilling Program


R.13
R.12
R.11
R.10W4
T.96
T.95
T.94

2004-2005 Winter Drilling Program
● Existing wells drilled
Transient Electromagnetic Survey
2-D Seismic

Summary of Bitumen Reserves and Resources (million barrels)

before royalties	December 31, 2004 Gross	December 31, 2004 Net*	January 1, 2004 Gross	January 1, 2004 Net*
SAGD Reserves				
Probable	298	251	298	250
Possible	255	214	181	152
Probable plus Possible	553	465	479	402
Mining Contingent Resources				
Low Estimate	*720*	*605*	*720*	*605*
Best Estimate	1,580	1,327	1,470	1,235
High Estimate	*2,260*	*1,898*	*2,220*	*1,865*
Total Probable plus Possible Reserves and Best Estimate Contingent Resources	2,133	1,792	1,949	1,637

* *Net working interest.*

Thermal Operations



Deer Creek will recover bitumen from the deeper deposits on its lease using an *in situ* recovery technique known as SAGD.

Pairs of parallel horizontal wells are drilled with steam injected into the upper well and oil produced from the lower well bore.

Deer Creek's thermal operations are well underway with the commencement in 2004 of the SAGD development on the western portion of our lease.

Deer Creek's *in situ* development will recover bitumen from the McMurray Formation using SAGD production recovery methods. The Company envisions a four phase development, resulting in total production of up to 40,000 barrels of bitumen per day.

2004 was a pivotal year for the Company and its SAGD development. During the year, SAGD Phase I, designed to produce 600 barrels of bitumen per day, was constructed on time and on budget. Production commenced in September and by December 31, 2004 the initial well pair reached production of 200 barrels of bitumen per day and a steam oil ratio (SOR) of 3.3.

SAGD Phase I was designed as an optimization project to confirm construction, engineering and operation practices. This phase incorporates a number of key project milestones that are central to the development of the subsequent phases. Deer Creek's ability to control costs, develop a working model for start up procedures and ongoing operations, and our understanding of the steam process in a low-pressure reservoir, are invaluable in proceeding with SAGD Phase II.

Building SAGD Phase I utilized a modular construction approach that allowed Deer Creek to manage and control facility costs. A high degree of modular construction off-site, reduced the demand for on-site labour and the controlled shop environment allowed Deer Creek to manage the construction quality, costs and scheduling. The Company's on-site construction period to first steam in April 2004, occurred in approximately 70 days compared to a typical on-site construction approach that would have taken upwards of 180 days to complete.





From left to right:
MSAR™Test: MSAR™ field-test currently underway to test emulsified bitumen based fuel technology.

Evaporator System: The evaporator water process system will be a vertical tube, falling film, vapour compression evaporator designed to recover nearly 100 percent of the produced water.

To date, SAGD Phase I has provided important information about the steam process in a low-pressure reservoir and evolving well production optimization scheme. In early 2005, the planned conversion to an electrical submersible pump, will allow additional capacity of up to 600 barrels of bitumen per day. Production is expected to reach this peak rate in the fourth quarter of 2005.

Applying experiences gained from SAGD Phase I and incorporating technological advances will help deliver operating solutions, cost control and other benefits for each subsequent phase. SAGD Phase II is expected to expand SAGD production by 10,000 barrels of bitumen per day. Regulatory approval for this phase was received from the Alberta Energy and Utilities Board in May 2004 and from Alberta Environment in July 2004.

The successful closing of our IPO and credit facility in July 2004, provided the necessary funds to proceed with the construction of SAGD Phase II. As the planning and engineering advanced, Deer Creek was able to accelerate the development plan for this phase by six months.

SAGD Phase II construction is currently underway with more than 80 percent of detailed facility construction engineering completed. Construction of field tanks, well pads and related infrastructure is progressing on schedule.

Based on what we have seen in SAGD Phase I and in other commercial SAGD operations, Deer Creek has concentrated on water treatment processes in SAGD Phase II. In September, Deer Creek announced the use of an evaporator-based water

Typical Well Profile


Circulation
Ramp-up
Plateau
Wind-down
600
400
200
0
Bitumen barrels per day
12
9
6
3
0
CSOR
1 Year
3 – 5 Years
7 – 9 Years
Bitumen Rate
Cumulative Steam Oil Ratio (CSOR)

The typical well pair has a nine year life with peak production rates projected to be reached within 18 months of production start at a CSOR of 2.5.

Well Type Log


Gamma Ray
Depth
Resistivity
Drift
0
Clearwater Formation
25
Wabiskaw
50
McMurray Formation
75
SAGD Zone
DEVONIAN

This illustration demonstrates a typical well type log from a core analysis. The oil sands resource is found within the cretaceous McMurray Formation. The McMurray Formation consists of a sequence of uncemented quartz sands and associated shales that reside above the unconformity of the Upper Devonian.

- *The target zone for the SAGD development is the Middle Member of the McMurray Formation.*
- *The depth of the SAGD zone in the development area is 65-110 metres.*
- *The average porosity is 33 percent with an average SAGD pay thickness of 21 metres.*

SAGD Infrastructure


Plant Site
Power Transmission Line
Deer Creek Gas Pipeline
Gas Pipeline
Access Roads
Plant Site

Layout of SAGD Phase II and SAGD Phase IIIA initial well pads and well trajectories with corresponding infrastructure and facilities.

treatment process that incorporates higher efficiency boilers for steam generation. This water treatment process will be combined with a crystallizer, which is a more efficient way of treating the wastewater stream environmentally and technically and recycles nearly 100 percent of the produced water. The improved quality of the recycled water allows for higher efficiency boilers for steam generation, providing a two percent increase in the energy efficiency per unit of bitumen produced, and supports reduced emissions. Ultimately, this enhanced technology is expected to reduce operating complexity and costs and provide greater reliability.

Another technology under consideration is an alternative fuel source aimed at reducing the reliance on natural gas for steam generation. The MSAR™ technology or *multiphase superfine atomized residue* is an emulsified bitumen based fuel. A field test began in early 2005 with large industry participants. If MSAR™ is technically successful and provides favourable environmental performance, Deer Creek will pursue flue-gas scrubbing in order to implement this technology in subsequent phases.

SAGD Phase I also led to a greater understanding of operating at low bottom-hole pressures which require minimal backpressure on the producing wells. To eliminate this backpressure, Deer Creek has changed the design of the SAGD Phase II well pads and added multi-phase pumps to maximize production from the wells.

To achieve the expansion of 10,000 barrels of bitumen per day, 17 well pairs are initially required. A specialized slant-hole rig is currently under construction for the drilling of these wells. The rig will commence drilling in spring 2005 and by the end of 2005 we will have the well pairs from the first three well pads drilled. Deer Creek has increased its 2005 forecast drilling capital program by approximately $5.2 million in order to accelerate the drilling schedule from 2006. The drilling capital program increased by a further $2.6 million due to increased costs from heightened industry activity and equipment demand.

First steam injection for SAGD Phase II is expected to commence in early 2006. As the production from each well pair declines, additional well pairs will be drilled to maintain a stable production profile for more than 20 years.

The overall gross SAGD Phase II cost estimate including enhancements is $190.0 million, which includes approximately five percent of unallocated cost contingency.

SAGD Phase II has been designed to readily accommodate the next expansion – SAGD Phase IIIA, of 15,000 barrels of bitumen per day. The 15,000 barrels per day template size has resulted from our understanding of the reservoir and environmental issues, regulatory experiences and the engineering design and construction process. The regulatory application for SAGD Phase IIIA was submitted for approval on March 1, 2005. Approval is expected in early 2006, with first steam scheduled for late 2007. Work will continue on SAGD Phase IIIA in 2005, consisting of the preparation of a cost estimate, ongoing stakeholder communications, determination of infrastructure requirements and an update to the geological mapping based on the recently completed drilling program.

The regulatory amendment for SAGD Phase IIIB, the second 15,000 barrels per day expansion, will take advantage of the efficiencies in the approval process generated by our staged development. First steaming is planned for 2009 with full production forecast for 2010.


SAGD Phase II
SAGD Phase III

SAGD Phase II and SAGD Phase IIIA central processing facilities are contiguous and demonstrate the successful phased approach and minimized environmental footprint.

SAGD Expansion

Infrastructure

The infrastructure on the Joslyn Project continues to expand with each phase of development. In the fall of 2004, Deer Creek expanded the access road from the existing SAGD Phase I plant site to the SAGD Phase II and adjacent SAGD Phase IIIA site. This two kilometre road includes the construction of a permanent bridge across the Joslyn Creek engineered to accommodate the transportation of the facility modules.

Electrical power for SAGD Phase II and future developments will be supplied from an existing high-voltage power line that runs along the northern boundary of lease 24. The operator of the power line has installed a transformer substation and is currently installing power via 25 kV distribution power lines to the central plant facilities and well pads. The installation is available at very competitive terms due to Deer Creek's proximity to the infrastructure.

A fuel gas supply line was installed in early 2004 for SAGD Phase I operations with sufficient capacity to meet the anticipated fuel requirement for SAGD Phase II.

Deer Creek is currently preparing detailed engineering, planning and routing for diluent and sales pipelines, known as the Joslyn Sales Lines, from the SAGD Phase II plant site to a major oil terminal north of Fort McMurray.

These pipelines will allow Deer Creek to access diluent sources and secure a market for its produced bitumen. Regulatory approval and construction are expected to commence in mid-2005. The capacity of these pipelines will be sufficient for production of 40,000 barrels of bitumen per day.

Mine Operations



Deer Creek's mining potential is significant, and a stepped, well-managed development program is planned to optimize value and control costs.

Deer Creek plans to develop the mining resource in four stages of 50,000 barrels of bitumen per day for total production of 200,000 barrels per day.

The initial mine area will be located on the northeast side of lease 24. Deer Creek intends to stage the development of this first mine area in two phases of 50,000 barrels of bitumen per day commencing in 2010.

A second proposed mine area, to be located on the south-central portion of the lease, will be developed for the two additional phases of 50,000 barrels of bitumen per day commencing in 2016.

The mineable portion of the Joslyn Project represents approximately 75 percent of the total potential recoverable resources on lease 24. Deer Creek is focused on improving processes and applying new technologies to meet its goals of low-cost production and maximum recovery of the bitumen resource. This focus will benefit shareholders, regulators and local stakeholders as Deer Creek reduces the cost of energy development and minimizes environmental impacts.

During 2004, Deer Creek completed follow-up analysis of the mine and commenced additional studies that built on the geological modeling and preliminary feasibility study initiated in 2003. The analysis enhanced our understanding of the ore body and provided valuable data for mine planning and economic analysis. Based on stratigraphic drilling to date, the available recoverable surface mineable resources are estimated at over two billion barrels and form the basis of the mine plan. Deer Creek's December 31, 2004 independent reserves and resources evaluation incorporated these reports in determining the Joslyn Project's estimated mining contingent resources of 720 million barrels (low), 1,580 million barrels (best) and 2,260 million barrels (high).

Analysis, as part of the preliminary feasibility study, determined that mine-scale economies can be achieved in stages of 50,000 barrels of bitumen per day which allows Deer Creek to control development costs and risk. Deer Creek's conclusions for smaller-scale projects rest upon successful execution, supported by a stepped approach that incorporates efficiency gains as the project develops.

In the second quarter of 2004, the Company submitted a public disclosure document outlining a 100,000 barrels of bitumen per day development, which marked the first step in the regulatory process for the first two mine phases. This was followed by initiating the environmental impact assessment (EIA) which will be completed in 2005. Completion of the geological model and mining resource estimate enabled Deer Creek to award a major engineering contract in late 2004 for mine, processing facilities and infrastructure engineering design necessary for the initial mine development plan. This work, together with a social and economic assessment and public consultation, will support the completion of a regulatory application to be filed by Deer Creek in late 2005 or early 2006. Regulatory approval is anticipated in 2007, with mine construction commencing shortly thereafter.

Mine Phase I is scheduled for start up in 2010 with full production of 50,000 barrels of bitumen per day by 2011. Development costs will be updated as part of the mine plan that will be completed in 2005. Following the regulatory application submission, Deer Creek will commence the design basis memorandum (DBM). The DBM will be completed during 2006 and is a precursor to advancing detailed engineering and a definitive cost estimate as the basis of project sanction by Deer Creek's Board of Directors.

Deer Creek's staged development plan allows the Company to manage the operational and financial requirements by incorporating technological advances that can produce a step-change in mining production processes. Deer Creek has identified opportunities to enhance the current process of extraction in the areas of primary bitumen separation, bitumen froth cleaning and tailings management.

One of the new technologies Deer Creek is investigating directly impacts resource recovery through enhanced primary bitumen separation. Deer Creek is studying hydrocyclone separation that offers a more robust recovery with reduced sensitivity to ore blending and an opportunity to capture higher recovery efficiency across various ore qualities.

Mine Phase I is planned to produce a bitumen blend suitable for pipeline transportation to regional or other upgraders. Deer Creek is pursuing design improvements in froth treatment aimed at enhancing the quality of the bitumen product. The bitumen froth cleaning is a light solvent-based process at elevated pressure and temperature that produces superior bitumen, desirable for upgraders and refiners.

In other research, Deer Creek is targeting reduced water utilization and enhanced reclamation through a filtration-based operation for dewatered tailings. The benefits are significant, including as much as a 50 percent reduction in water consumption, a 25 percent reduction in the environmental footprint and an accelerated reclamation schedule.

Timeline


Pre-feasbility
EIA
Preliminary Engineering
Regulatory Process
Financing
DBM
Engineering, Procurement and Construction
Pre-production/Production
2003
2004
2005
2006
2007
2009
2010
2011
Range of Task Completion


R.13
R.12
R.11
R.10W4
T.96
T.95
T.94
North
Tailings Pond
East
South

The mine development plan.

Deer Creek's stepped approach to the mine development provides the opportunity to capture these enhancements, supports cost control and allows an efficient path for regulatory approval as we develop this scarce mining asset. Large-scale, undeveloped oil sands mining deposits are rare and prudent management of the asset is necessary to secure a long-term source of supply for North American markets.

The unique nature of the Joslyn Project, having both SAGD and mine potential, presents opportunities for synergies in improving energy efficiencies, and combining common facilities and infrastructure. Our objective remains to maximize the overall development value and reduce the environmental footprint.

Financing and Marketing


DCE:TSX

Key financial milestones:

- Secured an initial $6 million revolving credit facility prior to operational cash flow;
- Arranged a subsequent $65 million credit facility for SAGD Phase II, the largest in the sector without a significant partner; and
- Completed a $160 million IPO and listed on the Toronto Stock Exchange.

Financing

Deer Creek's strategy of staging development allows for a financing plan that limits financial risk for both investors and lenders. By staging the development, the Company is able to minimize shareholder dilution by funding each phase separately which results in financial momentum. This reduces risk for each subsequent stage and translates into more financing options and a lower cost of capital.

Deer Creek's approach to managing its capital is focused on reducing uncertainty by maintaining financial flexibility. The short time horizon from financing to start up of each phase allows the Company to select the most favourable timing to fund each stage and benefit from the stability of existing operations. The net effect of this approach is a reduction in the financial risk premium associated with the project.

Deer Creek's 2005 capital expenditures are fully funded. Beyond 2005, the Company will expand its financial resources with further equity and increased debt capacity.

Deer Creek's approach to raising capital decreases risk and focuses on reducing the financial risk premium. This allows the Company to meet its financial needs without enlisting a large partner. This method manages shareholder dilution, while providing a consistent and high growth profile.

Marketing

For the initial stages of development, Deer Creek is planning to produce and sell bitumen from the Joslyn Project. For the bitumen to reach the market, it must be mixed with a lighter oil or diluent to create a bitumen blend. Deer Creek's primary source of diluent for the project is expected to be synthetic crude oil (SCO) which is the light oil produced by other oil sands operators in the area. A blend of SCO and bitumen is referred to as *synbit*. Other lighter diluents, such as gas condensate, can also be used. This creates a blend known as *dilbit*. Deer Creek will consider utilizing lighter diluents to produce dilbit should supply become available in the area.

For SAGD Phase I, diluent is trucked to the plant site and the produced blend is trucked to a pipeline terminal and sold. For SAGD Phase II and future phases, the Joslyn Sales Lines will transport diluent to the plant site and bitumen blend to market.

Deer Creek has chosen to initially concentrate on the low-cost extraction of bitumen from the Joslyn Project. Prior to the installation of upgrading, the bitumen blend will be sold to North American refiners for further upgrading. Once significant bitumen production is established, Deer Creek plans to begin upgrading the bitumen into SCO. Upgrading may be done by a stand-alone upgrader on the Joslyn lease or elsewhere, or may be implemented in partnership with third parties. Deer Creek's plans are designed to capture the full value of the vast majority of the bitumen to be produced from the Joslyn Project over its 30 year life.

Corporate Stewardship

Loss Management

Deer Creek's health, safety and environmental system is an integrated Loss Management Program based on ISO 18001 and is included in all facets of the business.

The Company's Loss Management Program is aimed at delivering a high level of health, safety and environmental protection for employees, contractors, suppliers and the public. This is a key philosophy guiding our operations and is central to the Company's success.

Deer Creek promotes safe work practices, policies and procedures for field operations. Our Loss Management Program commits to providing safe and healthy operations and includes respect for the interests of the communities in which we operate. With an emphasis on loss control, our program goes beyond mere compliance with regulations and strives for quality management and efficiency. In 2004, we increased our team with the addition of a full-time loss management coordinator to ensure effective integration and implementation of the Loss Management Program. The first step was ensuring adequate communication and training so our policies could be reflected in best practices in the field as we work towards eliminating occupational injuries and illness.

Deer Creek's goal for 2004 was to achieve the silver recognition level in the Canadian Association of Petroleum Producers' Environmental Health and Safety Stewardship program. We are pleased to have achieved this level and have set a 2005 target of attaining gold status.

Deer Creek's growth plans over the next several years will require an increasing employee and contractor workforce and our Loss Management Program will take on even greater importance. As our business grows, we will continue to implement best practices and develop more performance measures to identify our risks and demonstrate our commitment to this essential component of our business.

Stakeholder Consultation

Since its inception, Deer Creek has adapted its 'One Step at a Time' approach to the stakeholder relations components of it business. Using input from stakeholders, the Company has developed a Community Engagement Plan, which is aimed at providing Deer Creek with a planned approach to its stakeholder engagement activities and to establishing and maintaining long-term, sustainable stakeholder relationships. The Plan emphasizes face-to-face consultations supported by stakeholder-related information on our web site, newsletters and other formal communications mechanisms.

Deer Creek has also developed Corporate Giving Guidelines and provided funds and gifts-in-kind to worthy causes aligned with the Company's corporate giving approach. Corporate gifts have included financial and program support to the Elders' Meals on Wheels program in Fort McKay, the closest community to the Joslyn Project; sponsorship of a tourism marketing initiative in Fort Chipewyan, Alberta; and a program that encourages young girls in science, technology, engineering and math studies in Fort McMurray.



Corporate Governance

- Deer Creek and its Board of Directors are committed to a high standard of corporate governance, through processes and structures that contribute to the sound direction and management of the Company's business and the goal of enhancing shareholder value.

- The Board is currently comprised of seven directors who provide a diversity of viewpoints and depth of experience. Six of the Board members are independent of management and are unrelated directors.

- More information about Deer Creek's corporate governance practices and related structures can be obtained through various continuous disclosure documents. In particular, the Information Circular relating to the annual and special meeting of shareholders that can be viewed on our web site at **www.deercreekenergy.com or www.sedar.com.**

Management's Discussion and Analysis

Management's Discussion and Analysis of the financial results of Deer Creek Energy Limited ("Deer Creek" or the "Company") is prepared as at March 11, 2005 and should be read in conjunction with the audited consolidated financial statements and accompanying notes presented in this annual report. Additional information relating to the Company, including the Annual Information Form, is available on the SEDAR website at www.sedar.com.

The information offers Management's analysis of the financial and operating results of the Company and contains forward-looking statements based on estimates and assumptions that are subject to risks and uncertainties. Actual results or events may vary materially from those anticipated. The risk factors include, but are not limited to, market conditions, operating performance, demand for oil products, price fluctuations and other technical or economic factors. For additional information relating to risk factors please refer to the discussion of Risk Management and Success Factors.

Overview

Deer Creek is a Canadian oil sands Company which owns an 84 percent ownership interest in oil sands leases 24 and 74 (the "Joslyn Project") in the Athabasca region of Alberta, Canada. EnerMark Inc. ("EnerMark"), a wholly-owned subsidiary of Enerplus Resources Fund, holds the remaining 16 percent ownership interest in the Joslyn Project.

The Joslyn Project, which contains over 50,000 acres of land with an estimated production potential of over 200,000 barrels of bitumen per day for more than 30 years, will be developed through Steam Assisted Gravity Drainage ("SAGD") and mining recovery. As the operator, Deer Creek is advancing the Joslyn Project in a disciplined, staged growth plan to capture the significant potential of the oil sands leases while mitigating risk and incorporating industry-proven technologies and processes.

SAGD Phase I of the Joslyn Project is designed to produce 600 barrels of bitumen per day as an initial SAGD demonstration phase which will provide operational knowledge for future development of the Joslyn Project. During 2004, construction of the SAGD Phase I facility was completed and production from a single well pair commenced. As at December 31, 2004, production had reached 200 barrels of bitumen per day. It is not anticipated to reach peak production of 600 barrels of bitumen per day until the fourth quarter of 2005. The Company capitalizes net revenue and operating costs related to SAGD Phase I.

SAGD Phase II requires the construction of a larger facility and additional well pairs to enable production to increase to approximately 10,000 barrels of bitumen per day. During 2004, the regulatory application was approved, engineering design was well advanced and major equipment components were contracted. The SAGD Phase II facility has been designed to readily incorporate the future SAGD Phase III expansion. Production from SAGD Phase II is expected to commence in 2006.

The SAGD Phase III design, which is expected to add a further 30,000 barrels of bitumen per day of production, has been segmented into two parts. Each part is expected to expand the Joslyn Project by 15,000 barrels of bitumen per day. The regulatory process began in the second quarter of 2004 with the filing of public disclosure documents for the total SAGD Phase III expansion. The regulatory application for SAGD Phase IIIA, the first 15,000 barrels of bitumen per day expansion, is expected to be filed in the first quarter of 2005. This staged approach to SAGD Phase III will allow Deer Creek to develop the SAGD opportunities earlier with less execution and cost risk.

The mine preliminary feasibility study was completed in the first quarter of 2004 followed in June 2004 by a public disclosure document that initiated the regulatory process. In the fourth quarter of 2004, the Company awarded a major engineering contract to assist in the completion of the regulatory application for the first two phases of the mining development for approved production of 100,000 barrels of bitumen per day.

The mining and SAGD potential on the Joslyn Project provides a unique opportunity to create synergies by combining certain parts of the development with respect to energy and emission intensity as well as water utilization. Additional analysis and studies in 2004 examined specific technical issues for optimization of the development plan for the mining operation.

Results of Operations

Net Additions to Property, Plant and Equipment

Core hole drilling, development and construction activities have been conducted under the joint venture agreement with EnerMark.

($ thousands)	**2004**	2003
Joslyn Project, net		
Project delineation	**12,961**	6,179
SAGD Phase I	**10,486**	9,368
SAGD Phase II	**13,941**	2,051
SAGD Phase III	**752**	–
SAGD operations	**3,297**	–
Mining	**1,638**	501
Other	**2,720**	446
Asset retirement obligations	**860**	–
Capitalized general and administration	**2,328**	1,198
Project costs	**48,983**	19,743
Corporate assets	**731**	93
Net additions to property, plant and equipment	**49,714**	19,836

Net capital expenditures including capitalized operations (excluding non-cash items such as asset retirement obligations and capitalized stock-based compensation) for 2004 totaled $47.7 million compared to $19.6 million for 2003. Capital expenditures included the completion of the construction of SAGD Phase I facility, drilling and completion of the first well pair, 2004 core hole drilling program of 280 wells, initial procurement of major equipment for SAGD Phase II and the completion of the mine preliminary feasibility study.

The Company is expecting net capital expenditures before capitalized general and administration costs for 2005 of $162.7 million, excluding $3.2 million for capitalized operations. Of this amount, $135.5 million is for the continued development and construction of SAGD Phase II, $9.0 million is expected to be spent for project delineation, $6.5 million for mine development and the remaining $11.7 million for corporate costs and other items. Future development costs of the Joslyn Project are anticipated to be financed through a combination of internally generated cash flow, equity financings and debt.

Financial Results

($ thousands)	**2004**	2003	% change
Interest income and other revenue	**2,086**	970	115
General and administrative expenses, net	**2,700**	1,151	135
Net loss	**(1,456)**	(316)	361

Interest Income and Other Revenue

Interest income and other revenue consists of interest earned on cash invested in bankers' acceptances, money market and other interest bearing instruments held during the year. Interest income and other revenue increased $1.1 million for the year ended December 31, 2004 compared to the year ended December 31, 2003 primarily as a result of net proceeds received from common share issuances, including $151.1 million from the Company's July 29, 2004 initial public offering. In accordance with corporate policies, cash is invested in short-term investment instruments.

General and Administrative Expenses

Net general and administrative expenses increased $1.5 million in 2004 compared to 2003 primarily due to an increase in the number of full time employees, the recording of stock-based compensation for 2004 and 2003 stock option awards and employee costs related to the initial public offering. The number of employees increased from 12 at December 31, 2003 to 25 as at December 31, 2004. As the Joslyn Project develops, increases in Deer Creek's general and administrative expenses are expected to continue.

Total gross general and administrative expenses for the year ended December 31, 2004 were $4.9 million. Costs directly related to the project development activities are capitalized. The Company capitalized $2.3 million of general and administrative expenses in 2004 compared to $1.2 million in 2003.

($ thousands)	**2004**	2003	% change
General and administrative expense, gross	**4,945**	2,364	109
Joint venture recoveries	**(772)**	(324)	138
	4,173	2,040	
Stock option compensation costs	**855**	309	177
Capitalized	**(2,328)**	(1,198)	94
General and administrative expense, net	**2,700**	1,151	135

For 2005, the gross general and administrative expenses are expected to be approximately $8.3 million. Some of these expenditures will be offset by EnerMark's 16 percent share pursuant to the joint venture agreement and a portion will be capitalized.

Amortization

Amortization expense for the year ended December 31, 2004 was $217,000 compared to $30,000 for the year ended December 31, 2003. The increase in amortization expense is due to increased corporate assets required to meet the needs of a larger employee base and the amortization of deferred financing charges related to the Company's $65.0 million credit facility. The financing costs will be amortized over the five year term of the credit facility.

Net Income (Loss)

The net loss increased for the year ended December 31, 2004 compared to the year ended December 31, 2003 due to the increases in net general and administrative expenses, amortization and income taxes, partially offset by the increase in interest and other revenue.

Losses are expected to continue during 2005 as the Joslyn Project will remain in the developmental phase. All net revenue and operating costs associated with SAGD Phase I will be capitalized and amortized over the expected life of the associated reserves.

Income Taxes

Income taxes for the year ended December 31, 2004 were $0.6 million compared to $0.1 million for the year ended December 31, 2003. Large Corporations Tax increased to $0.4 million in 2004 from $0.1 million in 2003 due to the increase to the Company's capital base from the issuance of share capital. The Company recorded future income taxes of $0.2 million in 2004 related to the calculation of resource allowance.

Deer Creek is not subject to current taxes in Canada other than Large Corporations Tax. As at December 31, 2004, the Company had the following income tax pools available:

($ thousands)	
Non-capital loss carry forward	6,135
Resource expenditures	4,544
Undepreciated capital costs	28,078
Financing and share issue costs	11,324
Scientific Research and Experimental Development	16,545
Capital losses	1,124

Future income tax liabilities of $4.2 million arose from the renunciation of exploration expenses for the November 29, 2004 issuance of flow-through common shares. Share capital has been reduced for the tax effect of the flow-through renunciations.

Annual Information

($ thousands, except per share amounts)	**2004**	2003	2002
Interest income and other revenue	**2,086**	970	533
Net loss	**(1,456)**	(316)	(2,737)
Net loss per share	**(0.04)**	(0.01)	(0.20)
Total assets	**259,984**	65,870	50,761

Capital expenditures have increased due to the development of the Joslyn Project. Proceeds from the issuance of shares contributed to the increase in total assets and interest income.

Quarterly Information

			2004		
($ thousands, except per share amounts)	**Q1**	**Q2**	**Q3**	**Q4**	**Total**
Net additions to property, plant and equipment	**21,096**	**2,980**	**9,149**	**16,489**	**49,714**
Interest income and other revenue	**260**	**158**	**656**	**1,012**	**2,086**
Net loss	**(374)**	**(450)**	**(458)**	**(174)**	**(1,456)**
Net loss per share[(1)]	**(0.01)**	**(0.02)**	**(0.01)**	**–**	**(0.04)**

($ thousands, except per share amounts)	2003 Q1	 Q2	 Q3	 Q4	 Total
Net additions to property, plant and equipment	7,970	1,240	4,638	5,988	19,836
Interest income and other revenue	253	242	240	235	970
Net loss	(28)	(77)	(45)	(166)	(316)
Net loss per share[1]	–	–	–	(0.01)	(0.01)

[1] restated, effective June 1, 2004, for the consolidation of common shares on a five for one basis

Capital expenditures in the first quarters are primarily a result of planned core hole drilling activity for the purpose of delineating the lease. The construction of SAGD Phase I facility increased capital spending in the fourth quarter of 2003 and the first quarter of 2004. During the fourth quarter of 2004, the Company initiated procurement of major equipment for SAGD Phase II and began its 2005 core hole drilling program.

Interest income and other revenue increased in the fourth quarter of 2004 due to the net proceeds received from the initial public offering on July 29, 2004 which was invested in interest bearing instruments.

Net loss increased in the fourth quarter of 2003 as a result of recording performance related expenses earned by employees during 2003. In the fourth quarter of 2003, the Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants for stock-based compensation effective January 1, 2003. Net loss for prior quarters was restated for the adoption of this recommendation.

Liquidity and Capital Resources

Working Capital

Deer Creek had a working capital surplus of $160.9 million at December 31, 2004 compared to $30.5 million at December 31, 2003. The increase in the working capital surplus is primarily a result of the net proceeds received from the issuance of shares, offset by capital expenditures for the development of the Joslyn Project. Total gross proceeds of $190.6 million were received from the January 28, 2004 private placement issue of common shares, the July 29, 2004 closing of the Company's initial public offering and the November 29, 2004 private placement issue of flow-through common shares.

($ thousands)	
Working capital, December 31, 2003	30,522
Share issuance proceeds, net of costs	179,388
Capital expenditures	(47,752)
Financing charges	(1,010)
Funds used in operations	(274)
Other	58
Working capital, December 31, 2004	160,932

Cash and cash equivalents and short-term investments increased to $171.6 million at December 31, 2004 from $35.1 million at December 31, 2003 primarily due to net proceeds from the issuance of common shares.

Equity Financing

On January 28, 2004, the Company closed a private placement of 2,020,000 common shares at a price of $8.75 per common share for total net proceeds of $16.6 million. Proceeds from this share issuance are intended for future development of the Joslyn Project.

On July 29, 2004, Deer Creek closed its initial public offering for 16,900,000 common shares at a price of $9.50 per common share. The net proceeds of $151.1 million are to be used primarily to complete SAGD Phase II.

On November 29, 2004, the Company closed a 1,100,000 private flow-through common share financing agreement, on a bought deal basis, with an underwriting syndicate at a price of $11.25 per common share for total net proceeds of $11.7 million. Proceeds from the offering are to be used to incur Canadian exploration expenses in connection with Deer Creek's 2005 core hole and geophysical programs for the Joslyn Project.

Credit Facility

On July 22, 2004, Deer Creek entered into an agreement with two Canadian chartered banks for a committed credit facility of $65.0 million. This credit facility will assist in funding SAGD Phase II and provide incremental working capital to the Company to support the regulatory, engineering design and environmental work related to additional expansions of the Joslyn Project and other related expenses. As at December 31, 2004, no funds had been advanced under this credit facility.

Commitments and Contractual Obligations

The Company has an obligation to Talisman Energy Inc. to pay up to $21.0 million plus accrued interest, contingent on production from the Joslyn Project. Deer Creek does not anticipate making a payment under this agreement until 2007. Additional information on the obligation to Talisman Energy Inc. is set forth in Note 8 of the accompanying notes to the audited consolidated financial statements. EnerMark assumed 16 percent of the contingent obligations to Talisman Energy Inc. when it purchased a 16 percent interest in the Joslyn Project on August 8, 2002.

Contracts totaling $3.0 million to provide engineering services through 2007 for the mine project regulatory process were entered into as at December 31, 2004.

Deer Creek has lease obligations until 2008 as follows:

($ thousands)	
2005	275
2006	38
2007	28
2008	12

Outstanding Share Data

At February 28, 2005, share capital consisted of the following:

(thousands)	
Issued and outstanding	
Common shares	47,898
Stock options	2,319
Performance share units	171
Fully diluted number of shares	50,388

Critical Accounting Estimates

A comprehensive discussion of the Company's significant accounting policies is contained in Note 1 to the audited consolidated financial statements. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

Reserves

Deer Creek's oil sands reserves are independently evaluated by petroleum engineering consultants. A reduction in the estimate of reserves could result in a reduction in the net recoverable amount. The estimate of reserves is a subjective process. Forecasts are based on numerous uncertainties such as engineering data, projected future rates of production, commodity pricing, and the timing of future capital expenditures. Upward or downward revisions of reserve estimates can be made based on results of future drilling, testing, production levels and economics of recovery.

Impairment

Capitalized costs less accumulated depletion and amortization and future taxes are limited to the estimated future cash flows from the properties. Estimates of future cash flows are subject to significant judgment concerning prices, production quantities, operating costs, future development costs, general and administrative expenses, financing costs and income taxes.

Asset Retirement Obligations

Deer Creek recognizes an asset and a liability for existing asset retirement obligations, which is determined by estimating the fair value of this commitment. This fair value is determined by estimating the expected timing and amount of cash flows required for the future dismantlement and site restoration of the asset, and present valuing these future payments using a credit adjusted risk free rate appropriate for the Company. Estimating the timing, amount and value of the retirement costs is subject to judgment and experience.

Future Income Tax

Future income tax assets and liabilities are recognized at the tax rates at which it is expected that the temporary difference will reverse. This expectation is based on future earnings and is subject to estimation.

Changes in Accounting Standards

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted, retroactively with restatement, the new recommendation of the Canadian Institute of Chartered Accountants with respect to asset retirement obligations. The recommendation requires the recognition of all legal obligations associated with the retirement of an asset. A liability for an asset retirement obligation is to be recognized at its fair value in the period in which it is incurred with a corresponding asset retirement cost added to the carrying value which is then amortized into income. In the first quarter of 2004, Deer Creek recorded a liability of $0.6 million for future asset retirement obligations. There were no adjustments required to prior periods as substantially all the assets to which an asset retirement obligation existed were completed during the first quarter of 2004.

Oil and Gas Accounting – Full Cost

In September 2003, the Canadian Institute of Chartered Accountants issued a new guideline for the full cost method of accounting for petroleum and natural gas operations, Accounting Guideline 16. This guideline is effective for fiscal years beginning January 1, 2004. The adoption of the guideline did not impact Deer Creek's operating results as it continues to develop the Joslyn Project.

Stock-based Compensation

The recommendation of the Canadian Institute of Chartered Accountants for stock-based compensation was effective for the Company as of January 1, 2002. Pro forma disclosure of the effect of fair value accounting for stock-based compensation is required where the fair value method was not applied. Deer Creek prospectively adopted the recommendation effective January 1, 2003. All awards granted subsequent to January 1, 2003 have been recorded using the fair value method with the cost being recognized over the estimated vesting periods of the respective stock options. Share options granted prior to January 1, 2003 were not recognized as compensation cost and the Company will continue to disclose the pro forma impact of these obligations.

Risk Management and Success Factors

There are a number of risks that the Company must manage. A complete discussion of Deer Creek's approach to risk management is provided in the Annual Information Form. The following refers to current key areas of exposure for the Company.

Business Risks

Deer Creek is a single purpose company with an 84 percent ownership interest in the Joslyn Project. The Joslyn Project is currently in the development stage and there is a risk that the Joslyn Project will not be completed on time or on budget or at all. All activities are related to the development and construction of Joslyn Creek. The current risks to the Joslyn Project include, but are not limited to, achieving commercial operations in accordance with the Company's plans, resource exploration, technological and disruptions in construction due to weather or labour supply.

SAGD Phase I is the Company's developmental phase and commercial production is not expected to be achieved until after SAGD Phase II commences operations in 2006. The current construction and operations schedules may not proceed as planned, there may be delays and the Joslyn Project may not be completed on budget. Any such delays will likely increase the costs of the Joslyn Project.

Competition from other participants within the industry could increase costs for products and services. The Company reduces its exposure to cost increases by modular construction of its facilities and through its staged development of the Joslyn Project.

Deer Creek depends, to a large extent, on third party designers, contractors and suppliers to design and construct each phase of the Joslyn Project. The development of the Joslyn Project also depends on certain infrastructure that is owned, operated or to be constructed by others, such as pipelines, electrical grid transmission lines and roadways. The failure of a third party to supply utilities, services or construct the infrastructure could result in development delays and increased costs.

Construction risks include major incidents or unscheduled outages that may curtail the construction or future production and result in an increase to capital expenditures or operating costs. The Company maintains appropriate levels of insurance to protect against property loss during the construction process.

Commodity Price Risk

The Company's financial results are dependent upon the prevailing price of crude oil and natural gas. Oil prices, natural gas prices and heavy oil differentials fluctuate significantly in response to regional, national and global supply and demand factors beyond the control of the Company. Depending on the levels of future demand, increased bitumen supplies by competitors could have a negative affect on the price received for bitumen. Deer Creek will implement plans to mitigate its commodity price risks when it reaches commercial production.

Financial Risks

Deer Creek currently has sufficient funding to cover its share of the construction costs to complete SAGD Phase II of the Joslyn Project. To continue to develop and finance its share of the remaining phases of the Joslyn Project, the Company is dependent on obtaining future financing through the sale of additional equity, borrowings, joint venture participation by other companies, internally generated cash flow or a combination of these alternatives. Capital requirements are subject to oil and natural gas prices and capital market risks, primarily the availability and cost of capital. There is no assurance that sufficient capital will be available to the Company or available to the Company on acceptable terms or on a timely basis, to fund its capital obligations in respect of the Joslyn Project or any other capital obligation it may have.

Regulatory Risk

Future development of the Joslyn Project is dependent on the Company receiving the required regulatory approvals and permits. Approvals are required at the federal, provincial and municipal levels. The regulatory approval process can involve stakeholder consultation, environmental impact assessments and public hearings. In addition, regulatory approvals may be subject to conditions including security deposit obligations and other commitments. Failure to obtain regulatory approvals or failure to obtain them on a timely basis, could result in delays or increased costs which would reduce future earnings and cash flows. To ensure that all of the applications are successful, senior management plays a key role in stewarding the process and ensuring appropriate technical skills and resources are employed.

Government regulations may be changed from time to time in response to economic or political conditions. The exercise of discretion by governmental authorities under existing regulations, the implementation of new regulations or the modification of existing regulations affecting the crude oil and natural gas industry could reduce demand for crude oil and natural gas or increase the Company's costs.

Environmental Risks

The construction, operation and decommissioning of the Joslyn Project and reclamation of the Joslyn Project's land are conditional upon various environmental and regulatory approvals issued by governmental authorities. There is no assurance such approvals will be issued, or once issued renewed, or that they will not contain terms and conditions which make the Joslyn Project uneconomic or cause the Company to significantly alter the Joslyn Project. Further, the construction, operation and decommissioning of the Joslyn Project and reclamation of the lands will be subject to approvals and laws and regulations relating to environmental protection and operational safety. Although the Company believes that the Joslyn Project will be in general compliance with applicable environmental and safety approvals, laws and regulations, risks of substantial costs and liabilities are inherent in oil sands recovery and there can be no assurance that substantial costs and liabilities will not be incurred or that the Joslyn Project will be permitted to carry on operations.

Canada is a signatory to, and has ratified, the Kyoto Protocol established under the United Nations Framework Convention on Climate Change (the "Convention") to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane and nitrous oxide greenhouse gases. The Joslyn Project will be a significant producer of some greenhouse gases covered by the Convention. Future federal legislation, together with provincial emission reduction requirements may require the reduction of emissions or emissions intensity from the Company's operations and facilities. The reductions may not be technically or economically feasible and the failure to meet such emission reduction requirement may materially adversely affect the Company's business and result in fines, penalties and the suspension of operations. No assurance can be given that future environmental approvals, laws or regulations will not adversely impact the ability to operate the Joslyn Project or increase or maintain production or will not increase unit costs of production. Mitigation of the risk of future legislative or regulatory limits on the emission of greenhouse gases may include the acquisition of emission reduction or off-set credits from third parties.

Outlook

Production from SAGD Phase I is expected to increase during 2005, with production levels projected to reach 600 barrels of bitumen per day in the third quarter of 2005.

The Company has begun on-site construction of the SAGD Phase II expansion to develop 10,000 barrels of bitumen per day in early 2005. There are 17 well pairs planned for development through 2005 and early 2006. Bitumen production from SAGD Phase II is expected to reach full planned production in 2007.

Deer Creek will complete its 2005 winter core hole drilling program in the first quarter of 2005. The additional 185 well program will further advance the Joslyn Project by providing required data for the ongoing evaluation of the lease and support the planning and regulatory application for Phase IIIA and the first two phases of the mine development, which are expected to add an additional 15,000 barrels of bitumen per day and 100,000 barrels of bitumen per day of production, respectively.

The Company will continue to make progress on the mining development regulatory process to ensure submission of the application for the first 100,000 barrels of bitumen per day in late 2005 or early 2006. Mine regulatory approval is expected in 2007.

Advisory

This annual report contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "estimate", "believe" and other similar words, or statements that certain events or conditions "may" or "will" occur. By their nature, forward-looking statements involve assumptions and are subject to a variety of risks and uncertainties, including, but not limited to, those associated with resource definition, the timeline to production, the possibility of project cost overruns or unanticipated costs and expenses, regulatory approvals, fluctuating oil and gas prices, and the ability to access sufficient capital to finance future development. Although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Deer Creek does not undertake any obligation to update publicly or to revise any of the included forward-looking statements as a result of new information, future events or otherwise, subsequent to the date of this report, except as required under applicable securities legislature. The reader is cautioned not to place undue reliance on forward-looking statements.

Management's Report

To the Shareholders of Deer Creek Energy Limited:

Management is responsible for the preparation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statements.

Management has designed and maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of financial statements for reporting purposes. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. Such estimates are based on careful judgments made by management.

PricewaterhouseCoopers LLP have been appointed by the shareholders to conduct an independent examination of the Company's accounting records in order to express their opinion on the consolidated financial statements. Their examination included such tests and procedures as they considered necessary to provide reasonable assurance that the consolidated financial statements are presented, in all material respects, fairly in accordance with Canadian generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. This responsibility is exercised through the Audit Committee of the Board of Directors. The Audit Committee, which consists entirely of non-management directors, has met with the external auditors and management in order to determine that management has fulfilled its responsibilities in the preparation of the consolidated financial statements. The Audit Committee has reported its findings to the Board of Directors who have approved the consolidated financial statements.

Glen C. Schmidt
President and Chief Executive Officer

John S. Kowal
Vice President, Finance and Chief Financial Officer

Calgary, Canada
February 23, 2005

Auditors' Report

To the Shareholders of Deer Creek Energy Limited:

We have audited the consolidated balance sheets of Deer Creek Energy Limited (the "Company") as at December 31, 2004 and 2003 and the consolidated statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Canada
February 23, 2005

Consolidated Balance Sheets

As at December 31 (thousands of dollars)	2004	2003
Assets		
Current assets		
Cash and cash equivalents	$ 85,437	$ 35,132
Short-term investments	86,168	-
Accounts receivable	8,578	1,828
Prepaid expenses and deposits	337	114
	180,520	37,074
Abandonment deposits	587	426
Deferred charges (note 2)	926	-
Property, plant and equipment (note 3)	77,951	28,370
	$ 259,984	$ 65,870
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 19,588	$ 6,552
Future income tax liability (note 9)	4,475	3,314
Asset retirement obligations (note 4)	860	-
	24,923	9,866
Shareholders' equity		
Share capital (note 6)	222,446	61,677
Contributed surplus (note 7)	27,626	7,882
Deficit	(15,011)	(13,555)
	235,061	56,004
	$ 259,984	$ 65,870

Contingencies and commitments (note 8)

Approved by the Board,

Brian K. Lemke,
Director

Glen C. Schmidt,
Director

Consolidated Statements of Income and Deficit

For the years ended December 31 (thousands of dollars except per share amounts)	2004	2003
Revenue		
Interest and other	**$ 2,086**	$ 970
Expenses		
General and administrative	**2,700**	1,151
Amortization	**217**	30
	2,917	1,181
Income (loss) before income taxes	**(831)**	(211)
Income taxes (note 9)	**625**	105
Net income (loss)	**(1,456)**	(316)
Deficit, beginning of year	**(13,555)**	(13,239)
Deficit, end of year	**$ (15,011)**	$ (13,555)
Net income (loss) per common share (note 6)		
Basic and diluted	**$ (0.04)**	$ (0.01)

Consolidated Statements of Cash Flows

For the years ended December 31 (thousands of dollars)	2004	2003
Operating activities		
Net income (loss)	$ (1,456)	$ (316)
Add items not affecting cash:		
Stock-based compensation	720	305
Amortization	217	30
Future income tax	245	–
Funds (used in) provided by operations	(274)	19
Changes in non-cash working capital (note 10)	270	(94)
	(4)	(75)
Investing activities		
Property, plant and equipment additions	(47,752)	(19,654)
Acquisition of short-term investments	(86,168)	–
Abandonment deposit	(161)	(227)
Changes in non-cash working capital (note 10)	5,867	4,074
	(128,214)	(15,807)
Financing activities		
Share issues, net of share issuance costs	179,388	9,661
Deferred charges	(1,010)	–
Changes in non-cash working capital (note 10)	145	132
	178,523	9,793
Increase (decrease) in cash and cash equivalents	50,305	(6,089)
Cash and cash equivalents, beginning of year	35,132	41,221
Cash and cash equivalents, end of year	$ 85,437	$ 35,132
Cash and cash equivalents is comprised of:		
Deposits with banks and others	$ 60	$ 292
Interest bearing instruments	85,377	34,840
	$ 85,437	$ 35,132

Notes to the Consolidated Financial Statements

(tabular amounts in thouands of dollars)

1. Summary of Significant Accounting Policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and revenue and expenses during the reporting period. Actual results may differ from those estimates.

Basis of Presentation

The consolidated financial statements include the accounts of Deer Creek Energy Limited ("Deer Creek" or the "Company") and its wholly-owned subsidiary. Currently, the principal business of Deer Creek is the ownership of an eighty-four percent interest in Alberta Oil Sands Leases 24 and 74 and the exploration and development activities necessary to produce petroleum substances in commercial quantities from these oil sands properties (the "Joslyn Project"). The Company is engaged in the development and construction of the Joslyn Project and does not anticipate commercial operations to commence until 2006.

The Company's exploration and development activities are conducted jointly with others and these consolidated financial statements reflect only Deer Creek's proportionate interest.

Cash Equivalents and Short-term Investments

Cash equivalents consist of bankers' acceptances, money market instruments, commercial paper and term deposits with a maturity at the time of purchase of three months or less. Short-term investments are similar interest bearing instruments with a maturity of greater than three months but less than one year. Cash equivalents and short-term investments are stated at cost plus interest earned, which approximates market value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost.

Effective January 1, 2004, the Company adopted the new Canadian Institute of Chartered Accountants' guideline for petroleum and natural gas operations, Accounting Guideline 16. The adoption of this guideline did not affect the Company's results as the Company is in pre-commercial operations.

The Company follows the full cost method of accounting for its petroleum and natural gas operations in accordance with the guideline issued by the Canadian Institute of Chartered Accountants whereby all costs relating to the acquisition, exploration and development of reserves are capitalized. Such costs include land acquisition costs, annual carrying costs of non-producing properties, geological and geophysical costs, costs of drilling and equipping both productive and non-productive wells, and net costs relating to production during the development phase.

Expenditures to develop mining operations are capitalized. Net costs related to operating activities during the development of capital projects are capitalized until commercial production has commenced.

General and administrative costs directly related to pre-commercial development activities are capitalized until commercial production commences. In addition, interest and standby charges in relation to the credit facility are also capitalized prior to commercial production.

1. Summary of Significant Accounting Policies (continued)

The carrying amount of capitalized costs are limited to an amount equal to the estimated future net revenue from proved reserves based on estimated future prices and costs, plus the lower of cost and estimated fair value of unproved properties (the "ceiling test"). The Joslyn Project is reviewed annually for impairment or whenever conditions exist which may indicate capitalized costs are not recoverable through expected future cash flows. The Joslyn Project will be subject to a ceiling test based on net future revenue when the properties are proved and commercial production commences.

Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly change the rate of depletion.

Depletion and Amortization

Capital costs related to the Joslyn Project are depleted on the unit-of-production method based on the estimated proved reserves, commencing when the facilities are substantially complete and after commercial production has begun. No depletion has been recorded with respect to the oil sands assets as commercial production has not commenced.

Corporate assets are amortized on a 30 percent declining balance basis with one half of a year's amortization recorded in the year of acquisition.

Deferred charges related to debt financing costs are amortized over the term of the related credit facility.

Asset Retirement Obligations

Effective January 1, 2004, Deer Creek adopted, retroactively without restatement, the new accounting standard of the Canadian Institute of Chartered Accountants for asset retirement obligations. The new standard requires that a liability be recognized for retirement obligations associated with long-lived assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and allocated to expense on a basis consistent with the related depletion and amortization policy. The liability is increased due to the passage of time until the retirement obligation is settled.

Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cashflows are recognized as a change in the asset retirement obligation and the asset retirement cost. Actual expenditures are charged against the asset retirement obligation when incurred.

Applying this change in accounting policy retroactively has no material effect on the Company's prior year consolidated financial statements as substantially all of the Company's obligations with respect to the long-lived assets for which a retirement obligation exists were completed in early 2004. Accretion for the retirement obligation, prior to commercial production, is capitalized.

Financial Instruments

Financial instruments of the Company consist of cash, cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities. As at December 31, 2004 and 2003, there are no significant differences between the carrying values of these amounts and their estimated market values due to the short-term maturity of the instruments.

Revenue Recognition

Revenue associated with the sale of crude oil products is recognized when title and other significant risks and rewards of ownership passes from the Company to the customer. Revenue earned prior to commercial production is netted against operating costs during the development phase and capitalized.

Stock-based Compensation

The fair value method of accounting is applied for stock options and performance share units awarded to directors, officers, employees and providers of service after January 1, 2003. Compensation is recorded based on the estimated fair value of the stock option or performance share unit on the grant date. Consideration paid by directors, officers, employees or providers of service on the exercise of stock options and performance share units is recorded as share capital.

Stock options that have been granted to non-employees of the Company in exchange for the receipt of services are recorded using the fair value method of accounting for the stock option under which compensation cost is recorded based on the estimated fair value of the stock options at the grant date.

Flow-through Shares

A portion of the Company's exploration activities have been financed through the issue of flow-through shares. Under the terms of the share issues, the related resource expenditure deductions are renounced to the shareholders for income tax purposes. When the expenditures are renounced and the related income tax deductions are transferred to the shareholders, future income tax liability will increase and the share capital will be reduced.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized based on the estimated tax effects of temporary differences in the carrying value of assets and liabilities in the consolidated financial statements and their respective tax bases, using income tax rates substantively enacted at the balance sheet date.

Earnings per Share

Basic earnings per share is computed by dividing net earnings or net loss by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed as if the proceeds obtained upon exercise of stock options or performance share units were used to purchase common shares at an average market price.

Foreign exchange

Monetary assets and liabilities are denominated in a foreign currency at rates of exchange in effect at the balance sheet date, with the resulting gain or loss being recognized in the Consolidated Statements of Income and Deficit.

2. Deferred Charges

		2004
Balance, beginning of year	$	**-**
Deferred charges		**1,010**
Amortization		**(84)**
Balance, end of year	$	**926**

Deferred charges include debt financing costs that have been incurred in establishing the Company's credit facility. These amounts are being amortized over the term of the related credit facility and are included in amortization expense (see Note 5).

3. Property, Plant and Equipment

			2004
	Cost	**Accumulated Depletion and Amortization**	**Net Book Value**
Oil sands	**$ 77,234**	**$ –**	**$ 77,234**
Corporate assets	**989**	**272**	**717**
	$ 78,223	**$ 272**	**$ 77,951**

			2003
	Cost	Accumulated Depletion and Amortization	Net Book Value
Oil sands	$ 28,254	$ –	$ 28,254
Corporate assets	256	140	116
	$ 28,510	$ 140	$ 28,370

During the year, the Company capitalized general and administrative expenditures of $2.3 million ($1.2 million in 2003) and $0.4 million of standby fees related to the credit facility.

4. Asset Retirement Obligations

	2004	2003
Balance, beginning of year	**$ –**	$ –
Liabilities incurred	**819**	263
Liabilities settled	**–**	(263)
Accretion	**41**	–
Balance, end of year	**$ 860**	$ –

The estimated undiscounted amount of retirement obligations is $2.1 million and has been discounted at rates between 5.9 and 7.3 percent. The costs are expected to be incurred between 2008 and 2040.

5. Credit Facility

On July 22, 2004, the Company entered into an agreement with two Canadian chartered banks for a committed credit facility of $65.0 million. The lenders have a charge over all fixed assets of the Company to collateralize the credit facility and rank pari passu with Talisman Energy Inc. over the Company's right, title, estate and interest in the Joslyn oil sands property (see Note 8 for Talisman Energy Inc. contingency details). This facility is intended for project development purposes. As at December 31, 2004, no amounts had been advanced under this credit facility. Fees incurred in relation to the credit facility are included in deferred charges and will be amortized over the term of the agreement which expires June 30, 2009. Standby fees of $0.4 million in relation to the credit facility have been capitalized during the year ended December 31, 2004.

6. Share Capital

Authorized

Unlimited number of common shares without par value

Unlimited number of first preferred shares without par value, issuable in series

Issued

	2004		2003	
	Number (thousands)	**Amount**	Number (thousands)	Amount
Common Shares				
Balance, beginning of year	**27,573**	**$ 59,742**	26,331	$ 53,446
Issued for cash	**20,020**	**190,600**	1,000	10,000
Exercise of stock options	**–**	**–**	242	208
Renunciation of flow-through share offering	**–**	**(4,160)**	–	(3,462)
Conversion of special warrants	**305**	**1,935**	–	–
Issue costs, net of tax	**–**	**(7,443)**	–	(450)
Stated capital reduction	**–**	**(18,228)**	–	–
Balance, end of year	**47,898**	**222,446**	27,573	59,742
Special Warrants				
Balance, beginning of year	**305**	**1,935**	305	1,935
Conversion to common shares	**(305)**	**(1,935)**	–	–
Balance, end of year	**–**	**–**	305	1,935
	47,898	**$222,446**	27,878	$ 61,677

On November 29, 2004, the Company closed a private placement of 1,100,000 flow-through common shares at a price of $11.25 per common share for total gross proceeds of $12.4 million. In accordance with the terms of the offering and pursuant to the Income Tax Act, the Company renounced, for income tax purposes, exploration expenditures of $12.4 million to the holders of the flow-through common shares effective December 31, 2004. The Company is required to incur the associated qualifying exploration expenditures by December 31, 2005.

On July 29, 2004, the Company closed an initial public offering of 16,900,000 common shares at $9.50 per common share for total gross proceeds of $160.6 million. The shares of Deer Creek immediately began trading on the Toronto Stock Exchange under the symbol DCE.

On May 20, 2004, the shareholders of the Company approved a special resolution to reduce the stated capital of the common shares, pursuant to the Business Corporations Act (Alberta), in the aggregate amount of $18.2 million and to contribute such amount to the Company's contributed surplus. The shareholders of the Company also approved a special resolution consolidating the outstanding common shares on a five to one basis, effective June 1, 2004. These consolidated financial statements have been restated for the consolidation of the outstanding common shares.

Prior to May 20, 2004, the flow-through special warrants were converted to 305,378 common shares.

On January 28, 2004, the Company closed a private placement of 2,020,000 common shares at a price of $8.75 per share for total gross proceeds of $17.7 million.

6. Share Capital (continued)

On November 4, 2003, the Company closed a private placement of 1,000,000 flow-through common shares at a price of $10.00 per common share for total gross proceeds of $10.0 million. In accordance with the terms of the offering and pursuant to the Income Tax Act, the Company renounced, for income tax purposes, $10.0 million of exploration expenditures to holders of the flow-through common shares on December 31, 2003. The Company incurred the associated qualifying exploration expenditures by December 31, 2004.

At December 31, 2004, the Company had 4,787,846 common shares reserved for issuance under the stock option and performance share unit plans.

Performance Share Units

The Company has a Performance Share Unit Plan (formerly the stock rights plan) under which directors, officers, employees and providers of services to the Company are eligible to receive grants. Performance share units have an exercise price of $0.05 per common share for units granted prior to the five to one consolidation of the Company's common shares and $0.01 for performance share units granted thereafter. Performance share units vest on dates determined by the Board of Directors. On April 21, 2004, the directors of the Company approved an amendment to the plan to allow performance units to expire seven years from the date of grant. Previously issued units have no expiry date. The following performance share units have been granted:

	2004		2003	
	Number (thousands)	**Exercise Price ($/unit)**	Number (thousands)	Exercise Price ($/unit)
Outstanding, beginning of year	**76**	**$ 0.05**	24	$ 0.05
Granted	**95**	**0.05**	52	0.05
Outstanding, end of year	**171**	**$ 0.05**	76	$ 0.05
Exercisable, end of year	**156**	**$ 0.05**	65	$ 0.05

Compensation cost of $0.7 million ($0.2 million in 2003) for performance share units granted during the year has been credited to contributed surplus.

Stock Options

The Company has a Stock Option Plan under which directors, officers, employees and providers of services to the Company are eligible to receive grants. Each option permits the holder to purchase one common share of Deer Creek at the stated exercise price. The exercise price of options granted is determined by the Board of Directors of the Company at the time of grant. Stock options under the plan have a term not exceeding seven years from the date of grant and vest at terms to be determined by the directors at the time of grant. The following stock options have been granted:

	2004		2003	
	Number (thousands)	**Weighted Average Exercise Price ($/option)**	Number (thousands)	Weighted Average Exercise Price ($/option)
Outstanding, beginning of year	**1,582**	**$ 4.39**	1,321	$ 3.55
Granted	**757**	**8.75**	625	4.70
Exercised	**–**	**–**	(242)	(0.85)
Cancelled	**–**	**–**	(122)	(3.95)
Outstanding, end of year	**2,339**	**$ 5.80**	1,582	$ 4.39
Exercisable, end of year	**1,337**	**$ 4.92**	802	$ 4.10

The following table is an analysis of outstanding and exercisable stock options as at December 31, 2004:

	Outstanding			Exercisable	
Exercise Price ($/option)	Number (thousands)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($/option)	Number (thousands)	Weighted Average Exercise Price ($/option)
$ 2.00	200	2.6	$ 2.00	200	$ 2.00
$ 4.65	1,103	5.1	$ 4.65	673	$ 4.65
$ 5.00	270	3.4	$ 5.00	270	$ 5.00
$ 8.30	34	6.0	$ 8.30	11	$ 8.30
$ 8.75	703	6.3	$ 8.75	176	$ 8.75
$ 8.85	8	6.8	$ 8.85	2	$ 8.85
$ 8.94	10	6.9	$ 8.94	2	$ 8.94
$ 9.08	11	6.9	$ 9.08	3	$ 9.08
	2,339	5.1	$ 5.80	1,337	$ 4.92

Compensation cost of $0.9 million ($0.3 million in 2003) has been recognized for stock options granted after January 1, 2003. The following shows pro forma net loss and loss per common share had the fair value method of accounting been applied for stock options granted during 2002:

	2004	2003
Net income (loss)		
As reported	**$ (1,456)**	$ (316)
Less fair value of stock options	**(70)**	(70)
Pro forma	**$ (1,526)**	$ (386)
Basic and diluted net income (loss) per share		
As reported	**$ (0.04)**	$ (0.01)
Pro forma	**$ (0.04)**	$ (0.01)

The estimated fair value of stock options was calculated at the date of grant using the Black-Scholes model. Volatility was used to determine the fair value of stock options granted subsequent to the initial public offering and zero volatility was used for grants made prior to the initial public offering.

	2004	2003
Weighted average fair value ($/option)	**$ 2.17**	$ 1.24
Expected volatility (percent)	**30**	–
Risk free interest rate, average for year (percent)	**4.2**	4.3
Expected life (in years)	**7**	7

Earnings per Share

Basic and diluted net income (loss) per share has been calculated using the weighted average number of common shares outstanding during the year of 37,043,400 (26,565,800 in 2003). The calculation of diluted net income (loss) per share does not include stock options or performance share units as the effect would be anti-dilutive.

7. Contributed Surplus

	2004	2003
Balance, beginning of year	$ 7,882	$ 7,344
Reduction of stated capital	18,228	–
Performance share units granted	661	229
Stock options granted	855	309
Balance, end of year	$ 27,626	$ 7,882

8. Contingencies and Commitments

Joslyn Project Development

The Company's principal business consists of the exploration and development of its oil sands property at Joslyn Creek, Alberta. Pursuant to an agreement ("the Talisman Agreement") with Talisman Energy Inc., the Company acquired the Joslyn oil sands property for an initial payment of $5.3 million plus a commitment to pay an additional amount of up to $21.0 million, contingent on production from the property. In addition, interest is computed, without compounding, at the Bank of Canada's prime rate per annum from November 1, 1998 to the date of the installment payments. At December 31, 2004, interest on the total contingent amount was $7.1 million ($6.3 million in 2003).

On August 8, 2002, Deer Creek sold 16 percent of its total interest in the Joslyn Project to EnerMark Inc. ("EnerMark") for proceeds of $16.0 million plus the assumption by EnerMark of 16 percent of the contingent obligations to Talisman Energy Inc.

As continuing security for the due performance and discharge of its covenants, obligations and liabilities under the Talisman Agreement, the Company granted a debenture in the principal amount of $21.0 million to Talisman Energy Inc. which is contingently payable by reference to reaching certain production thresholds. EnerMark has assumed its proportionate share of the debenture and Deer Creek has guaranteed all amounts assumed by EnerMark. The debenture is secured by a fixed and specific mortgage and charge over properties purchased in the Talisman Agreement and certain other acquired personal and real property.

Contingent amounts payable to Talisman Energy Inc. by both the Company and EnerMark under the terms of the debenture granted pursuant to the Talisman Agreement are as follows:

Production Barrels of Bitumen per Day (thousands)	Cumulative Bitumen Production in Barrels (thousands)	Amount Payable by Deer Creek	Amount Payable by EnerMark	Total Amount Payable
10	5,000	$ 5,040	$ 960	$ 6,000
15	15,000	5,880	1,120	7,000
20	30,000	6,720	1,280	8,000
		$ 17,640	$ 3,360	$ 21,000

		2004		2003
Contingent production payment:				
Deer Creek	$	**17,640**	$	17,640
EnerMark		**3,360**		3,360
	$	**21,000**	$	21,000
Contingent interest payment:				
Deer Creek	$	**5,967**	$	5,258
EnerMark		**1,137**		1,002
	$	**7,104**	$	6,260

As at December 31, 2004, development of the Joslyn Project had not advanced sufficiently to establish commercial production and positive operating cash flows. Additional investment is projected to be required to complete development of the property and to pay contingent consideration to Talisman Energy Inc. when the associated production levels are reached.

EnerMark Joint Venture Agreement

Under the terms of joint venture agreement with EnerMark, the Company is also required to meet certain performance conditions once the initial capital commitment is satisfied and the Joslyn Project becomes operative. If these conditions are unsatisfied it could result in EnerMark exchanging part or all of its working interest in the Joslyn Project for common shares of the Company. Any exchange would be based on the fair value of the property interest and shares.

Other Commitments

The Company entered into a contract to provide technical information for the mine regulatory application and support through the application approval process for an estimated cost of $3.0 million expected to be completed by June 30, 2007.

Lease Obligations

Future minimum amounts payable under operating leases for office space and automotive equipment were as follows:

		Amount
2005	$	275
2006	$	38
2007	$	28
2008	$	12

9. Income Taxes

The provision for income taxes is different from the amount computed by applying the combined statutory Canadian federal and provincial income tax rates to earnings before taxes. The reasons for the differences are as follows:

		2004		2003
Income (loss) before income taxes	$	(831)	$	(211)
Canadian statutory income tax rate (percent)		38.87		40.74
Income tax provision at statutory rates		(323)		(86)
Effect on income taxes of:				
Large Corporations Tax		380		105
Resource allowance		481		64
Permanent differences between accounting and tax bases of assets and liabilities		280		130
Change in income tax rate		(193)		(108)
Income taxes	$	625	$	105

Income taxes consist of the following:

		2004		2003
Income taxes				
Large Corporations Tax	$	380	$	105
Future income tax		245		–
Income taxes	$	625	$	105

The following summarizes the temporary differences that give rise to the future income tax liability:

		2004		2003
Future income tax liabilities				
Property, plant and equipment	$	9,909	$	4,288
Future income tax assets				
Share issue costs		(3,420)		(589)
Non-capital losses		(2,014)		(385)
Capital losses		(189)		(195)
Future income tax liability		4,286		3,119
Valuation allowance		189		195
Future income tax liability	$	4,475	$	3,314

10. Cash Flows

Changes in Non-Cash Working Capital

	2004	2003
Operating activities		
Accounts receivable	$ 12	$ (82)
Prepaid expenses and deposits	(184)	31
Accounts payable and accrued liabilities	442	(43)
	270	(94)
Investing activities		
Accounts receivable	(6,656)	(1,271)
Prepaid expenses and deposits	(39)	(69)
Accounts payable and accrued liabilities	12,562	5,414
	5,867	4,074
Financing activities		
Accounts receivable	–	226
Accounts payable and accrued liabilities	145	(94)
	145	132
	$ 6,282	$ 4,112

Other Cash Flow Information

	2004	2003
Interest paid	$ –	$ –
Large Corporations Tax paid	$ 147	$ 115

11. Guarantees

The Company has guaranteed all amounts assumed by EnerMark under the Talisman Agreement (see Note 8).

Deer Creek has entered into indemnification agreements with its directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential liability. The Company purchases directors' and officers' liability insurance and there are currently no claims outstanding.

Financial and Operating Summary
(unaudited)

(thousands of dollars except as noted)	**2004**	2003	2002	2001
Revenue				
Oil sales, net of royalties	**–**	–	–	119
Interest and other	**2,086**	970	376	115
Gain on sale of property, plant and equipment	**–**	–	–	148
Foreign exchange gain (loss)	**–**	–	157	(1,069)
	2,086	970	533	(687)
Operating, general and administrative expenses	**2,700**	1,151	839	1,330
	(614)	(181)	(306)	(2,017)
Depletion and amortization	**217**	30	22	642
Interest on debenture	**–**	–	1,050	1,653
Debt component of debenture set-off	**–**	–	1,300	–
Income taxes	**625**	105	59	16
Net income (loss)	**(1,456)**	(316)	(2,737)	(4,328)
Net income (loss) per common share				
Basic and diluted	**$ (0.04)**	$ (0.01)	$ (0.20)	$ (0.78)
Share data (thousands except as noted)				
Share price ($ per common share outstanding)	**$ 9.25**	$ 2.64	$ 2.38	$ 1.17
Common shares outstanding at year end	**47,898**	27,573	26,331	5,598
Fully diluted shares at year end	**50,388**	29,537	27,981	7,032
Weighted average shares outstanding for the year				
Basic and diluted	**37,043**	26,566	13,872	5,517
Net additions to property, plant and equipment	**49,714**	19,836	(10,288)	3,507
Total assets	**259,984**	65,870	50,761	22,234
Total debt	**–**	–	–	16,592
Capital employed	**235,061**	56,004	49,486	19,110
Debt to capital employed (percent)	**–**	–	–	87
Drilling activity (gross number of wells)	**280**	107	31	28
Number of employees	**25**	12	4	5

Corporate Information

Officers

Glen C. Schmidt,
President & CEO

John S. Kowal,
Vice President, Finance & CFO

Mark A. Montemurro,
Vice President, Thermal

Gary R. Purcell,
Vice President, Business Development

Don A. Riva,
Vice President, Mining

Karen E. Lillejord,
Controller

James D. Thomson,
Corporate Secretary

Auditors

PricewaterhouseCoopers LLP
Calgary, Alberta

Legal Counsel

Bennett Jones LLP
Parlee McLaws LLP

Bankers

Royal Bank of Canada
Canadian Imperial Bank of Commerce

Consulting Engineers

Gilbert Laustsen Jung Associates Ltd.
Norwest Corporation

Deer Creek's Annual and Special Meeting of shareholders will take place in the Viking Room of the Calgary Petroleum Club, Calgary, Alberta, on Thursday, May 26, 2005 at 10:00 a.m.

Directors

S. Barry Jackson, Chairman of the Board [2C,3]
Chairman, Resolute Energy Inc.
Calgary, Alberta

John G. Clarkson [2,3C]
President, Clearwater Capital Corporation
Calgary, Alberta

Jonathan C. Farber [1,2]
Managing Director, Lime Rock Management L.P.
Westport, Connecticut

Ronald J. Hiebert [1,2]
Director, Scotia McLeod
Edmonton, Alberta

Gordon J. Kerr [1]
President and CEO, Enerplus Resources Fund
Calgary, Alberta

Brian K. Lemke [1C]
President and CEO, Resolute Energy Inc.
Calgary, Alberta

Glen C. Schmidt [3]
President and CEO, Deer Creek Energy Limited
Calgary, Alberta

[1] Audit Committee
[2] Human Resources and Governance Committee
[3] Technical Committee
[C] Committee Chairman

Head Office

Deer Creek Energy Limited
Bow Valley Square 2
2600, 205-5th Avenue SW
Calgary, Alberta, Canada T2P 2V7
Tel: (403) 264-3777
Fax: (403) 264-3700
Toll Free: 1-888-264-3777
Email: deercrk@deercreekenergy.com
Website: www.deercreekenergy.com

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Printed in Canada

DEER CREEK
Energy Limited

Deer Creek Energy Limited
Bow Valley Square 2
2600, 205 - 5th Avenue SW
Calgary, Alberta, Canada
T2P 2V7

Tel: (403) 264-3777
Fax: (403) 264-3700
Toll Free: 1-888-264-3777
deercrk@deercreekenergy.com
www.deercreekenergy.com

This annual report may include forward-looking statements such as those concerning Deer Creek Energy Limited's plans, expectations and objectives for future operations and the cost, development and operations of the Joslyn Project. Statements concerning resources and reserves are also forward-looking statements, as they reflect estimates as to volume and nature of petroleum deposits that will be found to be present when a project is developed, and in the case of reserves, the expectation that the deposits can be economically exploited in the future. All statements, other than historical facts, addressing events or developments that may occur in the future may be subject to certain assumptions, risks and uncertainties beyond Deer Creek's control. Readers are cautioned that any such statements are not guarantees of future performance and that actual results may differ materially.